Exhibit 99.24

UNDERTAKING REGARDING RESTRICTED SECURITIES

TO:	The Securities Regulatory Authorities in each Province and Territory of Canada (other than Québec)

RE:	Undertaking pursuant to the final prospectus of Bespoke Capital Acquisition Corp. dated August 8, 2019 (the “Prospectus”)

The undersigned refers to the filing of the above Prospectus and hereby undertakes to give notice to holders of its Class A Restricted Voting Shares of a meeting of securityholders if notice of such a meeting is given to its registered holders of Class B Shares.

[Signature Page Follows]

DATED this 8th day of August, 2019.

BESPOKE CAPITAL ACQUISITION CORP.

By:	(Signed) “Peter Caldini”
Name:	Peter Caldini
Title:	Chief Executive Officer

[Undertaking re restricted securities]